Exhibit 21.1

Volato Group, Inc.
List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Formation
Volato, Inc.	Georgia
Fly Vaunt, LLC	Georgia
Gulf Coast Aviation, Inc.	Texas
G C Aviation, Inc. d/b/a Volato	Texas